Baker Tilly Advisory Group, LP and Baker Tilly US, LLP, trading as Baker Tilly, are members of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. Baker Tilly US, LLP is a licensed CPA firm that provides assurance services to its clients. Baker Tilly Advisory Group, LP and its subsidiary entities provide tax and consulting services to their clients and are not licensed CPA firms. Baker Tilly US, LLP 205 N Michigan Ave, 28th Fl Chicago, IL 60601-5927 United States of America T: +1 (312) 729 8000 F: +1 (312) 729 8199 bakertilly.com June 12, 2025 British Columbia Securities Commission Alberta Securities Commission Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission Ontario Securities Commission Autorité Des Marchés Financiers New Brunswick Financial and Consumer Services Commission Nova Scotia Securities Commission Prince Edward Island Office of the Superintendent of Securities Superintendent of Securities (Newfoundland and Labrador) Dear Sirs/Mesdames: Re: Cresco Labs Inc. (the "Company") – Change of Auditor Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of the Company dated June 12, 2025 (the "Notice") and, based on our knowledge of such information at this time, we agree with the statements made in the Notice. Yours very truly, Baker Tilly US, LLP Chicago, IL Exhibit 99.3